August 20, 2024

John C. Rood
Chief Executive Officer
Momentus Inc.
3901 N. First St.
San Jose, CA 95143

       Re: Momentus Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39128
Dear John C. Rood:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 98

1. Please amend your filing to clearly and separately disclose your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2023. See Items 307 and 308 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 20, 2024
Page 2

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing